OMV Aktiengesellschaft

OMV Investor News

Results for January–March 2005



May 25, 2005
7.00am (UK time) – 8.00am (CET)

82-3209

SUPPL

PROCESSED
JUN 08 2005
THOMSON FINANCIAL

First contribution from Petrom powers OMV to record first quarter

- **Record financial results: Clean EBIT of EUR 437 mn rose by 240%; clean net income after minorities at EUR 263 mn up by 276%**
- **EBIT at EUR 427 mn compared to last year's EBIT of EUR 132 mn**
- **Petrom contributes EBIT of EUR 136 mn and EBITD of EUR 194 mn in its first quarter**
- **High oil prices and refining margins drive E&P and R&M divisions to strong performance**
- **Borrowings reduced by strong free cash flow; Gearing below 5% at the end of March**
- **Group tax rate falls to 23% following reduced corporate tax rates in Austria and Romania**
- **Clean EPS after minorities at EUR 8.82, 238% higher than last year**
- **Strengthened focus on core business: sale of 50% stake in OMV's Chemical operations, AMI, announced**
- **Outlook: Another record financial performance expected for full year 2005**

Q1/05	Q1/04	%	in EUR mn	2004	2003	%
427	132	224	EBIT	975	661	47
437	129	240	Clean EBIT	1,008	n/a	–
310	73	323	Net income	690	428	61
256	72	256	Net income after minorities	689	427	61
263	70	276	Clean net income after minorities	711	n/a	–
8.59	2.69	219	EPS in EUR	25.45	15.88	60
8.82	2.61	238	Clean EPS in EUR	26.39	n/a	–
625	219	186	Cash flow	1,039	930	12
20.93	8.13	157	CFPS in EUR	38.58	34.61	11

Move & More.


OMV

Wolfgang Ruttenstorfer, CEO of OMV

"Much has happened in the short time since we acquired the 51% stake in Petrom in December last year. A new corporate headquarters is about to be occupied in Bucharest and in addition some 500 E&P employees have been brought together for the first time in a new office building in Ploiesti. Investment plans are being completed for both upstream and downstream divisions, and product prices are moving towards world market levels.

The Petrom engagement establishes OMV as the undisputed leading integrated oil and gas group in the region. That this investment also transforms the prospects for the OMV Group we believe is reinforced by the strong contribution of Petrom to OMV's record first quarter results.

Helped by the strong market environment our Exploration and Production and Refining and Marketing divisions have started the year strongly. After a reduced tax charge following reductions in the Austrian corporate tax rate as well as the impact of the favorable tax environment in Romania, clean earnings per share after minorities at EUR 8.82, are 238% higher than in the first quarter of last year.

Our primary focus will remain the integration and transformation of Petrom into a modern and profitable integrated oil and gas company. Petrom's impressive contribution to our first quarter, together with the strong start from our E&P and R&M divisions, gives us confidence as we look to 2005 as a whole."

Results for January–March 2005

As of January 1, 2005 OMV changed its primary reporting format from Austrian Commercial Code (ACC) to International Financial Reporting Standards (IFRS). We have restated the comparative period Q1/04 which now shows an EBIT of EUR 132 mn (ACC: EUR 148 mn) and a net income of EUR 73 mn (ACC: EUR 105 mn).

High oil prices and refining margins led to a strong performance in the segments Exploration and Production (E&P), Refining and Marketing (R&M), as well as in Petrom, whose contribution was included for the first time in Q1/05. The Group's **EBIT** grew by 224% to EUR 427 mn and **net income** rose by 323% to EUR 310 mn. EUR 54 mn are attributable to minority interests (mainly to the 49% shareholder of Petrom) thus leading to a **net income after minorities** of EUR 256 mn, an increase of 256% compared to Q1/04.

Clean EBIT rose by 240% to EUR 437 mn after excluding personnel restructuring costs. **Clean net income after minorities** showed an increase of 276% to EUR 263 mn, helped by a strong contribution from equity investments. **Clean EPS** after minorities were EUR 8.82, 238% higher than last year.

Segmental highlights in 2005

E&P: First oil discovery in the Mehr block in western Iran; five new exploration blocks in the offshore Faroe islands awarded; disposal of gas assets in eastern and southern Australia; oil discovery in UK North Sea; major gas discovery in Austria.

R&M: Decision for strategic divestment of Polyfelt to allow OMV to focus on core business; sale of 25.1% stake in Rompetrol closed.

Gas: Nabucco gas pipeline project now in development phase; new contract with Gazexport for the transport of natural gas to Western Europe.

Chemicals: Disposal of a 50% stake of AMI to core OMV shareholder IPIC.

Petrom: Petrom shareholders elect new Board of Directors including 4 OMV Board members; new transfer pricing mechanism for crude sold from the E&P division to the R&M division; new price policy with regard to the setting of prices at retail stations referenced against international quotations.

Group: Delisting from Frankfurt and Munich stock exchanges; Executive Board's terms of office extended by five years; refinancing of existing credit facilities; stock split of 1:10 approved by AGM.

Key figures

Q1/05	Q1/04	%	in EUR mn	2004	2003	%
3,157	2,057	53	Sales [1]	9,437	7,557	25
427	132	224	EBIT [2]	975	661	47
437	129	240	Clean EBIT [3]	1,008	n/a	–
404	106	280	Income from ordinary activities	1,015	655	55
310	73	323	Net income	690	428	61
256	72	256	Net income after minorities	689	427	61
263	70	276	Clean net income after minorities [3]	711	n/a	–
8.59	2.69	219	EPS in EUR	25.45	15.88	60
8.82	2.61	238	Clean EPS in EUR	26.39	n/a	–
625	219	186	Cash flow [4]	1,039	930	12
20.93	8.13	157	CFPS in EUR [4]	38.58	34.61	11
57,232[5]	6,126	834	Employees	57,480[5]	6,137	837
24.6	13.8	78	ROfA (%)	23.9[6]	19.4	23
20.1	9.4	114	ROACE (%)	15.4[6]	11.3	36
20.5	10.1	111	ROE (%)	24.6[6]	16.0	54

[1] sales excluding petroleum excise tax
[2] earnings before interest and tax
[3] adjusted for special, non-recurring items
[4] net cash provided by operating activities
[5] including Petrom employees
[6] calculation based on figures excluding Petrom

Economic environment: Oil prices and exchange rates

World crude demand in Q1/05 increased by 2.1 mn bbl/d to 84.6 mn bbl/d. This increase of 2.5% was mainly due to high demand in North America and China. On the supply side, **world crude production** increased by 1.5 mn bbl/d or 1.8% to 83.8 mn bbl/d, indicating an inventory drawdown of 0.8 mn bbl/d. OPEC countries raised their production of crude and NGL by 1.4 mn bbl/d to 33.6 mn bbl/d, while non-OPEC production was flat.

Crude prices continued to rise during Q1/05 and exceeded last year's level by one third. The average price for Brent increased to USD 47.50/bbl compared to USD 31.95/bbl in Q1/04. The price as of March 31, 2005 was USD 52.86/bbl. The main factors behind the high price levels were strong demand and constrained spare capacity. **Rotterdam petroleum product prices** for diesel fuels, jet and gas oil were up by 45-50% in euros, whereas gasoline prices increased only by 12-22% compared to Q1/04.

The US dollar (USD) was weaker in Q1/05, with the **average euro exchange rate** rising by 5% to USD 1.311 for 1 EUR (Q1/04: USD 1.250). The exchange rate as of March 31, 2005 was USD 1.296.


200%
180%
160%
140%
120%
100%
80%
Q1/04
Q2/04
Q3/04
Q4/04
Q1/05
Brent
EUR/USD
EUR/ROL

Business segments: Exploration and Production (E&P)

Q1/05	Q1/04	%	in EUR mn	2004	2003	%
310.07	219.90	41	Segment sales	982.79	822.27	20
168.77	87.90	92	EBIT	468.80	312.05	50
5.06	2.30	–	Special items [1]	(21.25)	n/a	–
173.83	90.20	93	Clean EBIT [1]	447.55	n/a	–

[1] Special items in Q1/05 relate to personnel restructuring costs and pension plans.

Q1/05	Q1/04	%	Key performance indicators	2004	2003	%
11.3	11.8	(4)	Total hydrocarbon production in mn boe	45.9	43.7	5
125,000	130,000	(4)	Total hydrocarbon production in boe/d	125,000	120,000	4
6.6	7.2	(8)	Crude oil and NGL production in mn bbl	27.7	28.3	(2)
28.3	27.4	3	Natural gas production in bcf	109.3	91.2	20
40.40	29.88	35	Average realized crude price in USD/bbl	33.77	26.62	27
47.50	31.95	49	Average Brent price in USD/bbl	38.22	28.84	33
26.07	30.34	(14)	Exploration expenditure in EUR mn	95.71	93.05	3
18.85	22.94	(18)	Exploration expenses in EUR mn	68.01	74.18	(8)
5.58	5.42	3	OPEX in USD/boe	5.61	5.24	7

The Q1/04 sales and EBIT figures have been adjusted according to IFRS thereby resulting in an EBIT of EUR 87.90 mn from EUR 92.65 mn according to ACC.

Segment sales increased in Q1/05 compared to Q1/04 by 41% to EUR 310.07 mn, mainly as a result of higher volumes and oil prices. The Company's average **realized crude price** was USD 40.40/bbl, showing an increase of 35% compared with Q1/04 at USD 29.88/bbl. The Group's average realized gas price in Q1/05 increased by 15% compared to last year, due to higher gas prices both domestically and in Pakistan.

EBIT increased by 92% to EUR 168.77 mn, benefiting from increased lifting volumes and from higher oil and gas prices. The higher realized crude oil prices in Q1/05 were partly offset by higher hedging expenses which are now marked to market (Q1/05: EUR 13.24 mn; Q1/04: EUR 5.00 mn) and a higher EUR/USD exchange rate, with the euro gaining 5% in value during the period. Special charges mainly due to personnel restructuring amounted to EUR 5.06 mn, leading to a **clean EBIT** of EUR 173.83 mn, up by 93%.

Production costs excluding royalties (OPEX) in Q1/05 increased to USD 5.58/boe (Q1/04: USD 5.42/boe) due to the negative effect of the weaker USD exchange rate. In EUR terms OPEX even declined by 2% compared to last year's level without these exchange effects.

Exploration expenditure decreased by 14% to EUR 26.07 mn (Q1/04: EUR 30.34 mn), mainly due to the sale of activities in Sudan in Q2/04 and lower exploration activities in the UK and in Libya, notwithstanding increased exploration in Austria, Albania, Australia and Pakistan.

Total production of oil, NGL (natural gas liquids) and gas declined to 11.3 mn boe, a decrease in the average production rate of 4% to 125,000 boe/d (Q1/04: 11.8 mn boe or 130,000 boe/d). **Oil and NGL production** of 6.6 mn bbl was 8% below last year's level of 7.2 mn bbl, mainly due to the sale of the Cabimas oil field in Venezuela in Q2/04. **Gas production** increased by 3% to 28.34 bcf or 0.76 bcm (Q1/04: 27.40 bcf or 0.73 bcm), primarily due to additional production in Pakistan.

One of the **operational highlights** in January 2005 was OMV's first oil discovery in Iran's western region of Zagros. This encouraging well is the first drilled by OMV in the Mehr exploration block. In 2005 OMV plans to drill an appraisal well on the same block to define the size of the oil field and another exploration well.

On January 17, 2005, OMV was awarded five new exploration blocks West of Shetlands. OMV is part of a joint venture consisting of the operator ChevronTexaco as well as Statoil and DONG.

As a part of the E&P portfolio rationalization the sale of the Australian gas assets (about 3,600 boe/d of production) was agreed in February 2005. The deal, which is effective as from January 1, 2005, received government approvals and was completed on May 4, 2005.

On March 9, 2005, OMV made an oil discovery in the Central North Sea, UK. We have a 10% share in this exploration license. The discovery lies close to OMV interests in the Howe oil field and the Bardolino oil discovery.

OMV announced further its gas discovery in Austria on April 21. The potential reserves found are estimated to be up to 4 bcm (25 mn boe). Further appraisal wells are scheduled in 2006. Production is expected to begin in three years. It is assumed that the daily production will be between 500,000 cbm and 1,000,000 cbm (3,000 boe/d to 6,000 boe/d). Based on current assumptions, production life is expected to last for more than 20 years.

Refining and Marketing (R&M)

Q1/05	Q1/04	%	in EUR mn	2004	2003	%
2,300.28	1,669.46	38	Segment sales	8,384.52	6,022.95	39
110.61	27.52	302	EBIT	480.82	272.38	77
51.15	17.78	188	thereof petrochemicals	93.69	91.85	2
3.82	3.30	–	Special items [1]	30.93	n/a	–
114.43	30.82	271	Clean EBIT [1]	511.75	n/a	–

[1] Special items in Q1/05 relate to personnel restructuring costs and pension plans.

Q1/05	Q1/04	%	Key performance indicators	2004	2003	%
1.86	2.67	(30)	Schwechat refining margin ex Rotterdam (OMV yield) in USD/bbl	4.05	2.60	56
4.41	4.48	(2)	Refining input in mn t	18.06	15.48	17
94	94	0	Utilization rate refineries in %	94	95	(1)
3.82	3.62	5	Refining sales volume in mn t	16.25	13.91	17
0.42	0.40	5	thereof petrochemicals in mn t	1.65	1.57	5
2.66	2.56	4	Marketing sales volume in mn t	11.68	9.92	18
1,780	1,782	(0)	Marketing retail stations	1,773	1,782	(1)
1,375	1,417	(3)	thereof: Cluster 1	1,374	1,425	(4)
578	*623*	–	*Austria*	*580*	*625*	–
145	*143*	–	*Czech Republic*	*145*	*143*	–
392	*383*	–	*Germany*	*383*	*390*	–
163	*169*	–	*Hungary*	*168*	*168*	–
97	*99*	–	*Slovak Republic*	*98*	*99*	–
159	138	15	thereof: Cluster 2	157	139	13
71	*66*	–	*Bulgaria*	*69*	*66*	–
69	*60*	–	*Romania*	*68*	*61*	–
19	*12*	–	*Serbia-Montenegro*	*20*	*12*	–
246	227	8	thereof: Cluster 3	242	218	11
13	*10*	–	*Bosnia and Herzegovina*	*12*	*10*	–
36	*30*	–	*Croatia*	*36*	*30*	–
94	*82*	–	*Italy*	*91*	*74*	–
103	*105*	–	*Slovenia*	*103*	*104*	–

The Q1/04 sales and EBIT figures have been adjusted according to IFRS thereby resulting in an EBIT of EUR 27.52 mn from EUR 34.08 mn according to ACC.

R&M **segment sales** increased by 38% to EUR 2,300.28 mn, mainly due to higher sales volumes and higher product prices.

EBIT increased by 302% to EUR 110.61 mn, reflecting strong bulk refining and excellent petrochemicals results. The benchmark bulk margin ex Rotterdam for Schwechat showed a decrease of 30% to USD 1.86/bbl compared to last year's level of USD 2.67/bbl. However the increased spread between light and heavy crude (USD 4.40/bbl vs. USD 3.00/bbl in Q1/04) and high refining margins in Germany due to strong middle-distillate-margins more than compensated the decrease in the benchmark margin. In 2004 14% of refinery production had been hedged for the period Q1/05 to Q3/05. Due to the very favorable market environment, EUR 40.71 mn hedging expenses for refining margins (priced

marked to market) were accounted for in Q1/05. High oil and product prices were the main reason for the Marketing business suffering from depressed margins, which could not be offset by higher volumes and higher contributions of the non-oil-business. **Clean EBIT**, which mainly reflects adjustments for personnel restructuring costs of EUR 3.82 mn increased by 271% to EUR 114.43 mn.

Petrochemicals sales volumes increased by 5% to 0.42 mn t and margins increased substantially by 40%. Therefore the EBIT contribution of basic petrochemicals increased by 188% to EUR 51.15 mn (Q1/04: EUR 17.78 mn).

Total **sales volumes in Refining** increased by 5% to 3.82 mn t (Q1/04: 3.62 mn t) due to the build up of inventory in Q1/04 ahead of the refinery-stop in Schwechat.

OMV's **refining input** declined slightly to 4.41 mn t (Q1/04: 4.48 mn t). Overall **capacity utilization** remained unchanged at 94%.

The Company's **Marketing** activities have grown by 4% driven by commercial volumes in Cluster 1 and retail volumes in Cluster 2 and 3 countries leading to total sales volumes of 2.66 mn t (Q1/04: 2.56 mn t).

As of March 31, 2005, OMV's **retail network excluding Petrom** totaled 1,780 stations in operation (March 31, 2004: 1,782). In Q1/05 OMV added 19 stations to the portfolio whereas 12 outlets were closed. Including 595 stations from Petrom, the number of outlets increased to 2,375. The number of international stations excluding Petrom, increased to 1,202 stations, accounting for 68% of our retail portfolio (Q1/04: 65% with 1,159 stations). The quality of our retail network was improved further as the number of retail stations with enclosed VIVA convenient stores increased to 753 (Q1/04: 613) and the number of Vienna Cafes reached 168 (Q1/04: 137).

According to preliminary figures, the average total **market share** in Marketing (retail and commercial businesses) remained stable at 14%. This figure excludes the marketing activities of Petrom, which are reported separately.

Gas

Q1/05	Q1/04	%	in EUR mn	2004	2003	%
203.12	197.15	3	Segment sales	736.31	747.79	(2)
19.71	18.85	5	EBIT	76.38	87.70	(13)
0.22	0	–	Special items [1]	0.52	n/a	–
19.93	18.85	6	Clean EBIT [1]	76.90	n/a	–

[1] Charges are added and revenues are deducted from EBIT.

Q1/05	Q1/04	%	Key performance indicators	2004	2003	%
2.9	2.7	7	Combined gas sales volumes in bcm	8.4	8.5	(1)
1.48	1.73	(14)	Contracted gas storage volume for third parties in bcm	1.75	1.72	2
1,531	1,491	3	Total gas transportation capacity sold in mn cbm/h*km	1,491	1,462	2

The Q1/04 sales and EBIT figures have been adjusted according to IFRS leading to an EBIT of EUR 18.85 mn from EUR 21.02 mn according to ACC, mainly affecting the transport business.

Segment sales in the Gas business increased slightly by 3% to EUR 203.12 mn, mainly due to higher gas prices.

EBIT increased by 5% to EUR 19.71 mn. The increase came from higher contributions mainly from the transportation businesses. Special charges amounted to just EUR 0.22 mn, thus **clean EBIT** was EUR 19.93 mn.

The **supply business** was impacted by higher import volumes and total sales volumes, which were slightly above last year's level. The result was also positively affected by higher gas prices.

The total gas **transportation capacity sold** increased by 3% to 1,531 mn cbm/h*km, mainly due to the expansion of the TAG pipeline capacity.

Contracted storage volumes of natural gas held for OMV customers declined by 14% to 1.48 bcm as some storage contracts have been terminated and not renewed. This negative effect has been compensated by a lower storage fee charged by the E&P segment, as a storage facility has been decommissioned in Q2/04 and as revamp costs were below the high level of Q1/04.

The feasibility study for the **Nabucco** pipeline project has been successfully finalized and we are now in the development phase. The preparations for the tender process of basic and detailed engineering are now completed. The dialogue with the European Commission has been intensified in order to receive an exemption form Article 22 of the Gas Directive, which regulates tariffs. The Nabucco pipeline would transport gas from the Caspian Sea Region to the Austrian transit network and also provide access to Middle Eastern reserves for Europe amounting to 33,530 bcm, with supply sources from Azerbaidschan, Egypt, Iran, Iraq and Russia. The feasibility study defined the routing corridor and the border crossings, with a pipeline length at 3,300 km. It concluded that the necessary EUR 4.6 bn investment is both technically and financially feasible. The Nabucco pipeline would raise the transit profiles and contribute to the security of supply for partner countries and for Europe as a whole. For OMV it would strengthen the strategic turntable position of the Austrian pipeline grid and the Baumgarten hub within the European network.

Chemicals

Q1/05	Q1/04	%	in EUR mn	2004	2003	%
117.01	97.47	20	Segment sales	393.11	492.54	(20)
8.63	3.65	137	EBIT	19.53	36.75	(47)
–	(0.06)	–	Special items [1]	2.52	n/a	–
8.63	3.58	141	Clean EBIT [1]	22.05	n/a	–

[1] Charges are added and revenues are deducted from EBIT.

Q1/05	Q1/04	%	Key performance indicators	2004	2003	%
41	34	21	Melamine sales volumes in 1000 t	147	122	21
924	901	3	Melamine price in EUR/t	890	1,052	(15)
0.28	0.27	5	Fertilizer sales volumes in mn t	1.13	1.14	(2)

The Q1/04 sales and EBIT figures have been adjusted according to IFRS thereby resulting in an EBIT of EUR 3.65 mn from EUR 3.35 mn according to ACC.

Segment sales in Chemicals increased by 20% to EUR 117.01 mn, mainly as a result of increased melamine and fertilizer prices as well as higher volumes in melamine, fertilizer and urea.

EBIT increased to EUR 8.63 mn due to higher melamine margins and volumes and increased fertilizer volumes at overall stable margins. **Clean EBIT** increased by 141% to EUR 8.63 mn.

In **melamine**, sales volumes were up by 21% to 41,000 t due to the new capacity of the melamine plant in Piesteritz, Germany, which started operations in Q4/04 while some issues at the Italian Castellanza plant impacted volumes negatively. Melamine prices increased by 3% to EUR 924/t in Q1/05 and margins recovered considerably due to the improved cost management of the German plant.

The **fertilizer** business saw sales volumes up by 5% to 0.28 mn t in Q1/05, which led to an increased EBIT contribution. Overall margins were stable as higher prices compensated for increased gas prices.

On May 2, 2005, OMV announced the new strategic positioning of its Chemical business. International Petroleum Investment Company (IPIC) of Abu Dhabi, one of OMV's core shareholder, is acquiring a 50% stake in AMI Agrolinz Melamine International GmbH, which includes all of AMI's subsidiaries. The sales revenue pre tax is EUR 95.7 mn. Considering 50% of the net debt the price amounts to EUR 241 mn. OMV and IPIC will each now have a 50% interest in AMI. The closing of this transaction is expected to take place in the second half of 2005. After closing of this deal, the Chemicals business will be deconsolidated and future results will be shown under income from investments. This step will provide AMI with a stronger base for continued, independent growth in international markets.

Petrom

Q1/05	in EUR mn
555.81	Segment sales
136.32	EBIT
–	Special items [1]
136.32	Clean EBIT [1]

Q1/05	Key performance indicators
19.76	Total hydrocarbon production in mn boe
220,000	Total hydrocarbon production in boe/d
9.50	Crude oil and NGL production in mn bbl
1.57	Natural gas production in bcm
39.09	Average realized crude price in USD/bbl
1.50	Total processed crude in mn t
75	Utilization rate refineries in %
1.18	Refining sales volume in mn t
1.04	Sales volumes Marketing in mn t
595	Marketing retail stations

EBIT in Q1/05 amounted to EUR 136 mn. In January a new policy was announced for setting prices at retail stations such that, amended on a weekly basis, they are determined in a market driven and transparent manner referenced against international quotations. In the early part of the year this led to price reductions though these were reversed progressively through Q1 as crude prices began to rise strongly.

Though pump prices finished the year 10% ahead of year end, the Romanian market was spared the full impact of the higher crude prices through a strong appreciation of the Romanian Lei against both the US dollar and the euro.

In January a new transfer pricing mechanism for crude "sold" from the E&P division to the R&M division became effective. The objective of this mechanism is to put the Petrom refineries onto a comparable crude cost basis with other Romanian refineries, which are largely importing crude from the Black Sea. E&P's average realized crude prices for the quarter amounted to USD 39.09/bbl.

Of the Q1/05 EBIT of EUR 136 mn some EUR 130 mn was accrued in the upstream with the balance accrued in Refining and Marketing. The E&P profits include the full operational results of Petrom's natural gas activities including the Doljchim fertilizer plant, a major natural gas consumer.

The Romanian natural gas market is a regulated market with prices still determined at levels significantly below world market levels. The government has entered an agreement with the International Monetary Fund (IMF) to increase gas prices to world levels by 2007. As part of this agreement prices for households were increased by 14% in January with a further 11% implemented in April.

A new corporate headquarters is about to be occupied in Bucharest and in addition some 500 E&P employees have been brought together for the first time in a new office building in Ploiesti.

Investment plans for about EUR 400 mn per year are being completed to improve the upstream performance and to modernize the refineries and the retail network. The primary tasks are now to reorganize Petrom and to implement modern management principles in line with OMV. To comply with reporting requirements, substantial investment will be required to modernize the IT infrastructure. In upstream, strategic priorities are to use new exploration technologies and to increase productivity. This includes the modernization and the automation of production facilities and the pipeline networks. In downstream, the focus will be on the modernization of facilities and equipment in line with future EU standards, as well as the introduction of up-to-date automated production processes in the refineries. In addition, investments will be made to increase marketing efficiency.

Progress is being made to have Petrom's reserves evaluated in accordance with international guidelines. We expect to start the review by an independent auditor in the second half of 2005. This exercise will be an ongoing process and could take up to two years to be completed.

The management's primary focus is the integration and transformation of Petrom into a modern and profitable integrated oil and gas company. Various initiatives are in progress, summarized in a 12-Quarter Action Plan, including improved operational performance in upstream, the reduction of technical losses in the refineries, improved marketing skills and the increased contribution of non oil products.

Group statements: Adaptation of International Financial Reporting Standards

Starting with Q1/05, the primary reporting standard for the OMV Group is now IFRS. All comparison periods have been restated according to IFRS. Reporting according to Austrian GAAP (ACC) with reconciliation to US GAAP is ceased and was last time presented for OMV's full year results 2004. Figures for full year results 2003 have been audited; figures for full year results 2004 and for quarterly results are unaudited.

In 2004 Group EBIT amounted to EUR 926 mn according to ACC. Due to the reconciliation to IFRS additional expenses of EUR 16 mn from a provision for the strategic crude oil reserves, EUR 16 mn from derivative instruments and EUR 1 mn from the different treatment of TAG arose while a positive impact was recorded from the treatment of personnel restructuring charges in the amount of EUR 27 mn, EUR 19 mn from inventory effects (R&M), EUR 13 mn from abandonment provisions, EUR 7 mn from the change to the life of field method (E&P), EUR 5 mn from FX-differences and EUR 12 mn from other positions. Therefore EBIT according to IFRS increased to EUR 975 mn.

In Q1/04 the EBIT according to ACC was EUR 148 mn. The IFRS reconciliation led to a positive impact of EUR 5 mn from FX-differences and EUR 3 mn from the change to the life of field method in E&P. These benefits were offset by inventory effects in the order of EUR 8 mn and the effects of EUR 5 mn for the provision for the strategic crude oil reserves in R&M, a EUR 2 mn effect due to the different TAG treatment in the Gas business, further expenses for derivate instruments of EUR 4 mn, EUR 2 mn for abandonment provisions and another EUR 4 mn for other items. Therefore, EBIT according to IFRS was EUR 132 mn.

Income statement

Q1/05	Q1/04	**Consolidated statement of income** in EUR 1,000	2004	2003
4,049,633	**2,715,396**	**Sales including petroleum excise tax**	**13,318,543**	**9,949,193**
(893,096)	(658,643)	Petroleum excise tax	(3,489,751)	(2,392,325)
3,156,537	**2,056,753**	**Sales revenues**	**9,828,792**	**7,556,868**
(55,438)	(32,586)	Direct selling expenses	(160,388)	(125,190)
(2,464,522)	(1,770,851)	Production costs of sales	(8,005,614)	(6,175,457)
636,578	**253,316**	**Gross profit**	**1,662,790**	**1,256,221**
231,586	56,112	Other operating income	244,066	136,508
(169,690)	(84,312)	Selling expenses	(481,788)	(348,476)
(113,408)	(43,960)	Administrative expenses	(183,956)	(174,537)
(21,402)	(22,942)	Exploration expenses	(68,005)	(70,451)
(3,219)	(4,858)	Research and development expenses	(18,694)	(22,724)
(133,608)	(21,451)	Other operating expenses	(179,445)	(115,247)
426,837	**131,905**	**Earnings before interest and tax**	**974,968**	**661,294**
35,910	19,050	Income from associated companies	76,868	16,529
222	1,412	Income from other investments	8,430	7,028
(58,659)	(45,481)	Interest expenses	(40,935)	(22,987)
(315)	(552)	Other financial expenses	(4,744)	(6,495)
(22,842)	**(25,571)**	**Net finance cost**	**39,619**	**(5,925)**
403,995	**106,334**	**Profit from ordinary activities**	**1,014,587**	**655,369**
(93,600)	(32,989)	Taxes on income	(324,175)	(227,489)
310,395	**73,345**	**Net income for the year**	**690,412**	**427,880**
256,441	72,113	thereof attributable to own shareholders	688,506	426,647
53,955	1,232	thereof attributable to minority interests	1,906	1,233
10.39	2.73	Basic earnings per share (EUR)	25.48	15.88
8.59	2.69	Diluted earnings per share (EUR)	25.45	15.88
–	–	Dividend per share (EUR)	4.40	4.00

Consolidated sales excluding petroleum excise tax for Q1/05 increased by 53% to EUR 3,156.54 mn (Q1/04: EUR 2,056.75 mn). Petrom was responsible for 26% of the improvement. Increased volumes and price levels also had an effect. R&M represented 70% of total consolidated sales, Gas accounted for almost 6%, Chemicals for about 4% and E&P for approximately 3% (sales in E&P being in large part inter-company sales rather than third party sales). Petrom accounted for 17% of total consolidated sales.

In Q1/05 **Group EBIT** improved significantly to EUR 426.84 mn (Q1/04: EUR 131.91 mn), an increase of 224%. This rise in reported EBIT reflected the first time consolidation of the Petrom results as well as higher sales volumes in E&P and R&M. After eliminating net special charges, **clean EBIT** increased by 240% to EUR 437.03 mn (Q1/04: EUR 128.68 mn). **Net special charges** of EUR 10.19 mn refer to personnel related expenses.

Financial items comprise the net position of interest charges and interest income, income/losses from equity investments and other financial income/losses. In summary, total financial items for Q1/05 represented an expense of EUR 22.84 mn (Q1/04: expense of EUR 25.57 mn). The EUR 2.73 mn improvement compared to Q1/04 was due to higher equity income, which showed an improvement of EUR 15.67 mn. However this was mostly offset by the increase in net interest expenses of EUR 13.18 mn.

In Q1/05 **net interest charges** decreased to EUR 58.66 mn (Q1/04: EUR 45.48 mn). While interest and similar expenses increased by EUR 31.45 mn to EUR 84.71 mn, the income from interests rose by EUR 16.77 mn to EUR 20.79 mn. The interest components of pension obligations, included in interest expense, amounted to EUR 7.38 mn (Q1/04: EUR 8.18 mn). Interest income, including returns from securities, improved by EUR 18.27 mn to EUR 26.05 mn.

Net income from investment amounted to EUR 36.13 mn (Q1/04: EUR 20.46 mn). One of the most important equity income sources is the participation in Borealis. OMV accounts for its 25% share in **Borealis'** results as part of net financial items. For Q1/05 this amounted to a profit of EUR 21.38 mn (Q1/04: EUR 9.86 mn). Equity income from **EconGas**, the leading Austrian gas supplier established in 2003, in which OMV holds a 50% stake, amounted to EUR 8.18 mn (Q1/04: EUR 5.01 mn). The participation in Oberösterreichische Ferngas contributed with EUR 5.23 mn (Q1/04: EUR 4.18 mn) to the financial result. Other **financial expenses** were EUR 0.32 mn (Q1/04: EUR 0.55 mn).

In Q1/05, **income from ordinary activities** increased by 280% to EUR 404.00 mn (Q1/05: EUR 106.33 mn). **Taxes on income** for the Group rose from EUR 32.99 mn to EUR 93.60 mn. Current taxes on income were EUR 89.49 mn, up on last year's level of EUR 37.35 mn. Deferred taxes of EUR 4.11 mn were recognized in Q1/05 (Q1/04: release in deferred taxes of EUR 4.36 mn). The effective **corporate income tax rate**, based on pre-tax profits, declined to 23.2% (Q1/04: 31.0%). The reduction can be attributed predominantly to the Austrian tax reform, which came into force in January 2005 leading to a reduction of the Austrian corporate tax rate from 34% to 25%. In addition, the Romanian corporate tax rate has been reduced from 25% to 16% from January 1, 2005.

Net income more than quadrupled, to EUR 310.40 mn (Q1/04: EUR 73.35 mn). EUR 54 mn are attributable to minority interests (mainly to the 49% shareholder of Petrom) thus leading to a net income after minorities of EUR 256 mn, an increase of 256% compared to Q1/04. Clean net income after minorities showed an increase of 276% to EUR 263 mn, helped by a strong contribution from equity investments. Clean EPS after minorities were EUR 8.82, 238% higher than last year.

Q1/05	Q1/04	%	in mn EUR	2004	2003	%
36.13	20.46	77	**Net income from investmens**	87.66	26.05	237
21.38	9.86	117	thereof Borealis	50.74	0.56	–
8.18	5.01	63	thereof EconGas	16.68	8.05	107
5.23	4.18	25	thereof Oberösterreichische Ferngas	7.37	3.66	101

Balance sheet, capital expenditure and gearing

Consolidated balance sheet in EUR 1,000	**Mar 31, 2005**	**Dec 31, 2004**
Assets		
Non-current assets		
Intangible assets	217,443	190,241
Property, plant and equipment	6,874,366	6,620,033
Investments in associated companies	623,527	603,638
Other financial assets	1,082,329	965,384
	8,797,665	**8,379,296**
Receivables and other assets	**415,015**	**383,066**
	9,212,680	**8,762,362**
Deferred taxes	**41,867**	**44,391**
Current assets		
Inventories	1,565,278	1,259,052
Trade receivables	1,470,261	1,478,378
Other receivables and assets	416,026	224,365
Securities and investments	113,186	1,021
Cash in hand and at bank	1,905,247	1,466,532
	5,469,998	**4,429,348**
	14,724,544	**13,236,101**
Equity and liabilities		
Equity		
Capital stock	218,100	218,100
Reserves	4,488,089	4,049,836
Stockholders' equity	4,706,189	4,267,936
Minority interests	1,620,161	1,493,854
	6,326,349	**5,761,790**
Non-current liabilities		
Pensions and similar obligations	1,059,638	1,067,826
Bonds	1,153,404	1,135,245
Interest-bearing debts	537,225	571,488
Decommissioning and restoration obligations	1,371,409	1,268,462
Provisions	200,155	205,711
Other liabilities	72,711	88,808
	4,394,541	**4,337,540**
Deferred taxes	**355,871**	**319,031**
Current liabilities		
Trade payables	1,505,709	1,192,044
Interest-bearing debts	525,447	453,271
Tax provisions	132,991	114,396
Other provisions	373,651	233,915
Other liabilities	1,109,986	824,114
	3,647,783	**2,817,740**
	14,724,544	**13,236,101**

Total assets grew by 11% to EUR 14,724.54 mn, of which 30% came from non-current assets and 70% to current assets.

Non current assets rose by EUR 418.37 mn to EUR 8,797.67 mn (December 31, 2004: EUR 8,379.30 mn. **Additions** to non current assets amounted to EUR 497.35 mn. Additions to fixed tangible and intangible assets were EUR 329.50 mn, exceeding depreciation and disposals by EUR 104.36 mn. Additions to financial assets amounted to EUR 167.85 mn.

Current assets amounting to EUR 5.47 bn (December 31, 2004: EUR 4.43 bn) rose mainly due to increases in inventories and cash.

Capital expenditure rose to EUR 227.32 mn (Q1/04: EUR 152.30 mn). **E&P** invested EUR 49.30 mn (Q1/04: EUR 39.11 mn), mainly in developing Austrian fields, but also in development projects in New Zealand, Tunisia and Libya. Capital expenditure in **R&M**, at EUR 90.41 mn (Q1/04: EUR 86.52 mn) was devoted to the revamp of the ethylene cracker unit but also to investments in the expansion and modernization of the existing filling station networks. Capital expenditure in the **Gas** segment was at EUR 9.41 mn. In the **Chemicals** segment capital expenditure amounted to EUR 2.99 mn (Q1/04: EUR 11.07 mn). Corporate and Other capital expenditure includes EUR 6.98 mn. Petrom accounts for EUR 68.23 mn of the total capital expenditure, thereof approximately 40% to E&P and 60% to R&M.

Due to the strong cash flow the **gearing ratio** declined to 4.9% by the end of March 2005 from 12% at year end 2004. **Net debt** decreased from EUR 692.42 mn at the end of 2004 to EUR 308.33 mn at the end of the March 2005. Financial liabilities arising from bonds and interest bearing debts amounted to EUR 2,217.41 mn at the end of March 2005 (December 31, 2004: EUR 2,160.00 mn). In Q2/03, OMV issued a EUR 250 mn corporate bond with a maturity of seven years and two US senior notes (private placement) with maturities of ten and twelve years raising USD 320 mn. In December 2004 OMV raised EUR 550 mn in the form of a convertible bond simultaneously with issuing 3 mn new shares. The bonds represented a total of EUR 1,153.40 mn in financial liabilities (December 31, 2004: EUR 1,135.25 mn) at the end of Q1/05. Current financial assets (liquid funds) increased to EUR 1,909.08 mn (December 31, 2004: EUR 1,467.59 mn).

Stockholders' equity increased by approximately 10% to EUR 6.33 bn (December 31, 2004: EUR 5.76 bn) and the Group's equity ratio declined by 1% point since December 2004 to 43%. In the first three months of 2005 the Company purchased or sold no OMV shares. Therefore the total number of own shares held by the Company amounted to 134,615 as of March 31, 2005. Liabilities increased to EUR 8.04 bn (December 31, 2004: EUR 7.16 bn) due to higher accounts payable from trade and other liabilities.

Cash flows

Q1/05	Q1/04	Summarized statement of cash flows in EUR 1,000	2004	2003
310,395	**73,344**	**Net income for year**	**690,412**	**427,880**
168,012	104,942	Depreciation and amortization	479,968	357,976
(8)	0	Write-ups of non-current assets	(608)	(975)
4,107	(4,364)	Deferred taxes	51,143	109,604
(299)	(18,194)	Losses/(gains) on the disposal of non-current assets	(114,451)	9,300
(1,578)	10,959	Net change in provisions for pensions and severance payments	(19,484)	(61,777)
20,253	4,317	Net change in other long-term provisions and abandonment provision	14,908	2,105
(2,260)	(15,594)	Other adjustments	(80,707)	(11,872)
498,622	**155,410**	**Sources of funds**	**1,021,181**	**832,241**
(277,459)	39,590	(Increase)/decrease in inventories	(35,221)	(128,240)
(155,316)	(193,019)	(Increase)/decrease in receivables	(258,732)	(115,821)
403,665	181,837	Increase in liabilities	251,775	345,878
152,598	20,759	(Decrease)/increase in short-term provisions	103,619	(29,584)
2,835	14,056	Other changes	(43,314)	25,248
624,945	**218,633**	**Net cash from operating activities**	**1,039,308**	**929,722**
		Investments		
(285,770)	(146,994)	Intangible assets and property, plant and equipment	(590,699)	(629,497)
(16,372)	(7,742)	Investments, loans and other financial assets	(77,012)	(96,415)
0	0	Acquisitions of subsidiaries net of cash acquired	(460,781)	(775,293)
(360)	20,424	(Increase)/decrease in short-term financial assets	30,864	(40,421)
		Disposals		
30,608	54,012	Proceeds from sale of non-current assets	209,754	94,863
(271,894)	**(80,300)**	**Net cash used in investing activities**	**(887,874)**	**(1,446,763)**
50,000	0	Increase in long-term borrowings	749,557	913,073
(33,470)	(13,272)	Repayments of long-term borrowings	(297,187)	(89,966)
6,565	(1,973)	(Decrease)/increase in short-term borrowings	7,915	(93,209)
(5,120)	1,455	Decrease in Group cash pooling	(71)	(1,205)
(1,779)	(66)	Dividends paid	(107,827)	(96,974)
0	0	Decrease/(increase) in treasury shares	675,781	975
16,196	**(13,856)**	**Net cash from financing activities**	**1,028,168**	**632,694**
69,468	1,906	Effect of exchange rate changes on cash and cash equivalents	(8,740)	(12,274)
438,715	**126,383**	**Net increase in cash and cash equivalents**	**1,170,862**	**103,379**
1,466,532	295,670	Cash and cash equivalents at beginning of year	295,670	192,291
1,905,247	**422,053**	Cash and cash equivalents at end of year	1,466,532	295,670

Free cash flow (defined as the difference between cash flow from operating activities less cash flow from investing activities and before dividend payments) in Q1/05 amounted to an inflow of EUR 353.05 mn (Q1/04: inflow of EUR 138.33 mn).

Sources of funds at EUR 498.62 mn more than tripled, an increase by 221% (Q1/04: EUR 155.41 mn), mainly resulting from the sharp increase in net income by 323%, also supported by higher depreciation, the lower gains from the disposal of fixed assets and by the net change in long-term provisions. Net working capital contributed EUR 126.32 mn to the operating cash flow, mainly due to a significant increase in liabilities but also in short-term provisions, mitigated by higher increases in inventories and accounts receivable at March 31, 2005. In Q1/04, the increase in net working capital of EUR 63.22 mn resulted mainly from higher liabilities and lower inventories, partly offset by higher accounts receivable. Overall, **net cash provided by operating activities** almost tripled to EUR 624.95 mn (Q1/04: EUR 218.63 mn).

Net cash used in investing activities amounted to EUR 271.89 mn (Q1/04: EUR 80.30 mn), including inflows from disposals of EUR 30.61 mn (Q1/04: EUR 54.01 mn).

Net cash provided by financing activities showed an inflow of EUR 16.20 mn, mainly due increased long-term borrowings, partly offset by repayments of long-term debt. In the first three months of 2004 an outflow of EUR 13.86 mn was recorded,

arising from the repayments of long-term debt. **Cash and cash equivalents** increased in the first quarter of 2005 by EUR 438.72 mn to EUR 1,905.25 mn. In Q1/04, cash increased by EUR 126.38 mn to EUR 422.05 mn.

Personnel

Q1/05	Q1/04	%	in mn EUR	2004	2003	%
57,232	6,126	834	**OMV employees**	57,480	6,137	837
50,737	–	–	thereof Petrom	51,005	–	–

Outlook for 2005

2005 should be another record year for OMV. Nevertheless it will be a year of consolidation with focus on our core operations and the integration of Petrom.

The main determinants of Group financial performance, in particular oil prices, the USD exchange rate and refining margins are likely to continue to exhibit a high degree of volatility. We expect **crude oil prices** to remain at high levels, with strong short-term fluctuations. As regards the **USD exchange rate**, we see the dollar weakening slightly in comparison with 2004 but staying roughly at the current level. We expect healthy **refining margins**, but not as high as recorded in 2004

E&P will continue to benefit from the high crude price environment. The oil and gas discoveries made last quarter are being rapidly evaluated, and will be developed as quickly as possible where appropriate.

We anticipate earnings in the **Refining** business to be similar to last year. In Q3/05 we have scheduled a six-week turnaround and de-bottleneck of the petrochemical plant in Schwechat. The expansion of the capacity of the cracker at the refinery will raise ethylene and polypropylene output from 650,000 to 900,000 t/y. Margins in the **Marketing** business will remain under heavy pressure and we do not expect any significant improvements given the current oil price and refining margin environment. In the retail growth markets we are focusing on boosting our market shares by building new filling stations and acquiring small forecourt networks, and we will continue to invest in the non-oil area such as shops and catering.

In the **Gas** segment all the groundwork has been laid for key decisions on the major Nabucco pipeline project. The development phase of the project is underway. The pipeline is planned to run through five countries, linking gas reserves in the Near East with Central Europe. We expect somewhat lower earnings in 2005. This is due to the new tariff order which entered into effect in 2004, and scheduled maintenance work at storage facilities.

After closing of the sale of 50% of our **Chemicals** business this segment will be deconsolidated, which we expect to take place in the second half of 2005.

Petrom's results are now consolidated in OMV's income statement, and will continue to make a positive contribution to earnings. In Romania it is possible to allocate about one-third of sales generated by oil and gas production to a reserve (geological quota) in 2005 and 2006 on a tax deductible basis. Since Petrom intends to make full use of the reserve no local tax expense is anticipated in 2005.

Austrian **corporate income tax** was cut from 34% to 25% at the start of 2005. The consolidation of Petrom will also have a favorable effect on the Group effective tax rate due to Petrom's use of the geological quota. Moreover, Romania reduced its corporate income tax rate from 25% to 16% at the start of 2005.

Taking all these factors together, we believe that OMV is firmly on track for another record year in 2005.

In order to consolidate and achieve further growth in our businesses, we expect to invest annually about EUR 1.3 bn for the next three years, of which some EUR 400 mn will be earmarked each year for Petrom. Management takes a value based approach to all investment decisions. We are aware that this is essential if we are to hit our long-term target of a return on average capital employed (ROACE) of 13% over the course of a business cycle, given average market indicators.

Stock watch: January–March 2005


130%
120%
110%
100%
90%
Jan 05
Feb 05
Mar 05
FTSE Global Energy
OMV
ATX prime
FTSE Eurotop 100

In Q1/05 overall sentiment towards international financial markets was positive, pushing most major indices slightly higher, such as FTSE Eurotop 100 4%, Nikkei 3%, FTSE 100 2%, DAX 2% and Dow Jones –3%. Oil and gas stocks outperformed the markets due to steadily rising oil prices, which remained at an all time high. The FTSE Global Energy Index (composed of the 30 largest oil and gas companies worldwide) increased by 16%. **OMV's share price** rose by 11% in Q1/05, outperforming the Austrian Trade Index (ATX), which increased by 8% in Q1, making it again one of the top-performing indices worldwide.

OMV **share turnover volumes** on the Vienna Stock Exchange were EUR 1,541 mn in Q1/05, slightly down from EUR 1,704 mn in Q4/04, when the capital increase took place. Compared to Q1/04 the turnover increased by 121% reflecting 10% of the total equity market in Vienna. The OTC (over the counter) turnover in Q1/05 for OMV shares was EUR 630 mn, or about 29% of OMV's total turnover volume of EUR 2,172 mn. By comparison, the turnover volumes for the total equity market of the Vienna Stock Exchange were EUR 14,850 mn in Q1/05 (Q1/04: EUR 9,098 mn), reflecting the positive environment for the Austrian financial market.

At the **Annual General Meeting** held on May, 18 2005 OMV's stockholders approved a dividend of EUR 4.40 per share for 2004 representing a payout ratio of 20%. The ex-dividend date was May 23 and the payment date was May 24.

The meeting also approved the **share split** in a proportion of 1:10 aimed at improving liquidity and simplifying comparison with international competitors. The share capital of the company will be increased by EUR 81,900,000 to EUR 300,000,000 from its current level of EUR 218,100,000 using corporate funds by converting the appropriated capital reserve. The nominal value per share amounts to EUR 1. The conversion is done automatically at an appointed date which will be determined by the registration in the commercial register and is expected for the second half of June 2005. No charges arise for the shareholders through this share split.

Key ratios of OMV stock and bonds (January–March 2005)

ISIN: AT0000743059	Market capitalization (March 31)	EUR 7,320 mn
Vienna SE: OMV	Stock exchange turnover (Q1/05)	EUR 1,542 mn
Reuters: OMV.VI	Last (March 31)	EUR 245.10
Bloomberg: OMV AV	High (March 7)	EUR 266.97
ADR Level I: OMVKY	Low (January 12)	EUR 209.27
	Shares outstanding (as of March 31)	29,865,385
	Shares outstanding (weighted) in Q1/05	29,865,385
ISIN: AT0000341623	3.75% OMV Bond (2003-2010)	
ISIN: AT0000342647	1.5% OMV Convertible Bond (2004-2008)	

Further information

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 1 40 440(21600); e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office	Tel. +43 1 40 440(21660); e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office	Tel. +43 1 40 440(21660); e-mail: thomas.huemer@omv.com
Homepage:	www.omv.com

Cubitt Consulting

Kirsten Hendrie, London	Tel. +44 (207) 367(5100); e-mail: kirsten.hendrie@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115(201); e-mail: mark@cjpcom.com

Next result announcement: **January–June and Q2 2005** on August 24, 2005

Abbreviations:

bbl: barrel(s); bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm/h/km: cubic meter per hour per kilometer; E&P: Exploration and Production; EPS: earnings per share; EUR: euro; m: meter; mn: million; R&M: Refining and Marketing including petrochemicals; t: tons; USD: US dollar

Additional information according to IFRS

Sales in EUR 1,000

Q1/05	Q1/04	%		2004	2003	%
310,069	219,895	41	Exploration and Production	982,787	822,265	20
2,300,283	1,669,458	38	Refining and Marketing [1]	8,384,522	6,022,946	39
203,123	197,147	3	Gas	736,313	747,787	-2
117,006	97,467	20	Chemicals [2]	393,110	492,543	-20
555,812	—	—	Petrom	—	—	—
60,624	42,625	42	Corporate and Other	160,932	110,882	45
3,546,917	**2,226,592**	59	**Segment subtotal**	**10,657,664**	**8,196,423**	30
(390,380)	(169,839)	130	less: internal sales	(1,221,125)	(639,555)	91
3,156,537	**2,056,753**	53	**OMV Group**	**9,436,539**	**7,556,868**	25

EBIT in EUR 1,000

Q1/05	Q1/04	%		2004	2003	%
168,768	87,895	92	Exploration and Production	468,799	312,046	50
110,607	27,517	302	Refining and Marketing [1]	480,823	272,381	77
19,711	18,847	5	Gas	76,379	87,702	-13
8,628	3,647	137	Chemicals [2]	19,525	36,745	-47
136,320	—	—	Petrom	—	—	—
(17,197)	(6,001)	187	Corporate and Other	(70,558)	(47,581)	48
426,837	**131,905**	224	**Segment subtotal**	**974,968**	**661,294**	47
10,196	(3,229)	—	Special items [3]	32,961	n/a	—
			By segment:			
173,832	*90,197*	93	*Exploration and Production*	*447,554*	*n/a*	—
114,431	*30,819*	271	*Refining and Marketing [1]*	*511,748*	*n/a*	—
19,933	*18,847*	6	*Gas*	*76,902*	*n/a*	—
8,628	*3,584*	141	*Chemicals [2]*	*22,049*	*n/a*	—
136,319	—	—	*Petrom*	—	*n/a*	—
(16,110)	*(14,500)*	11	*Corporate and Other*	*(50,318)*	*n/a*	—
437,033	**128,676**	240	**OMV Group clean EBIT**	**1,007,929**	**n/a**	—

[1] including petrochemicals and Plastics (from 2004 onwards) [2] excluding Plastics starting from January 2004
[3] Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

Changes in stockholders' equity in EUR 1,000

	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stockholders	Minority interests	Stockholders' equity
January 1, 2005	218,100	1,074,778	2,816,854	172,965	(14,761)	4,267,936	1,493,854	5,761,790
Unrealized gains/(losses) on revaluation of securities:								
Profit/(loss) for the year before taxes on income				114,557		114,557		114,557
Income taxes				(28,576)		(28,576)		(28,576)
Realized gains/(losses) recognized in income statement before taxes on income				314		314		314
Taxes on income				(79)		(79)		(79)
Unrealized gains/(losses) on revaluation of financial instruments:								
Profit/(loss) for the year before taxes on income				(16,795)		(16,795)	(15,993)	(32,788)
Income taxes				2,609		2,609	2,559	5,168
Realized gains/(losses) recognized in income statement before taxes on income								
Taxes on income								
Exchange differences from translation of foreign operations				109,782		109,782	87,566	197,348
Gains/(losses) recognized directly in equity, net of taxes on income				181,812		181,812	74,132	255,944
Net income for year			256,441			256,441	53,954	310,395
Total gains/(losses) for the year			256,441	181,812		438,253	128,086	566,339
Dividend distribution							(1,779)	(1,779)
Repurchase of own shares								0
Sale of own shares								0
Increase/(decrease) in minority interests								0
March 31, 2005	218,100	1,074,778	3,073,295	354,777	(14,761)	4,706,189	1,620,161	6,326,350